May 29, 2009

VIA USMAIL and FAX (216) 263-6208

Mr. Charles A. Ratner
President and Chief Executive Officer
Forest City Enterprises, Inc.
Terminal Tower, Suite 1100
50 Public Square
Cleveland, Ohio 44113

> **Re: Forest City Enterprises, Inc.**
> **Form 10-K for the year ended January 31, 2009**
> **Filed on March 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed on April 21, 2009**
> **File No. 001-04372**

Dear Mr. Ratner:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Charles A. Ratner
Forest City Enterprises, Inc.
May 29, 2009
Page 2

Form 10-K for the year ended January 31, 2009

Item 1. Business

General

1.   We note that you have included supplemental operating information in your Form 8-K
        filed March 30, 2009. In future filings, please include this supplemental operating
        information in your Form 10-K.

Item 2. Properties

Forest City Enterprises, Inc. Portfolio of Real Estate

2.   In the tables on pages 17 through 20 for each of your material commercial properties,
        please disclose the nature and amount of any material mortgages or other liens or
        encumbrances against such properties. Provide this disclosure in future filings and tell us
        how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Impairment of Real Estate, page 37

3.   You have disclosed in your filing that occupancy rates have been on the decline and that
        ongoing economic conditions have negatively impacted the lending and capital markets
        for real estate. You have indicated that these conditions will make it difficult for you to
        obtain financing at terms which are as favorable as the terms which you have had in the
        past and that if you are unsuccessful in refinancing or extending your debt obligations or
        otherwise obtaining sufficient cash flows other than from operations that you will not
        have sufficient cash flows from operations to repay all maturing debt. Additionally, due
        to the economic conditions and the impacted lending and capital markets, we would
        expect that there is a trend in real estate values to the downside due to a lack of buyers.
        Explain to us and clarify in this filing how this severe recession has impacted your
        impairment analysis under SFAS 144 and the related assumptions used in determining
        future cash flows from your properties.

Financial Condition and Liquidity, page 59

4.   In addition to your discussion on your efforts to extend or refinance the maturing debt of
        the Company, please discuss the efforts of you unconsolidated subsidiaries to refinance
        or extend the $222 million of their debt that is coming due in 2009.

<u>Contractual Obligations and Off-Balance Sheet Arrangements, page 73</u>

5.   In future filings, please include interest payments on your debt obligations within the table of contractual obligations.

<u>Financial Statements</u>

<u>Consolidated Statements of Cash Flows, page 89</u>

6.   Please tell us how your classification of leasing procurement costs within cash flows from investing activities is consistent with the guidance in SFAS 95.

<u>Investments in and Advances to Affiliates, page 110</u>

7.   Please provide us with a summary of your significance calculation for your investment in Nets Sports and Entertainment, LLC. Reference is made to Rule 3-09 of Regulation S-X.

<u>N. Commitments and Contingencies, page 130</u>

8.   We note your disclosure indicates that you do not expect to make any payments on the tax indemnity guarantees which have a maximum potential exposure of $92.4 million as of January 31, 2009. Please clarify for us why, then, you have accrued $31.2 million within accounts payable and accrued expenses.

<u>Exhibits</u>

9.   It appears that some of the exhibits to your Form 10-K have omitted schedules or attachments to those exhibits. For example, we note exhibit 10.40, your amended and restated credit agreement, and exhibit 10.38, your master contribution and sale agreement. Please explain to us why the information was omitted or amend the filing as appropriate to include all schedules and attachments to those exhibits.   If you have omitted a schedule or attachment to an exhibit because it is subject to a confidential treatment request (or grant), please tell us and revise your exhibit list to reflect that in future filings.

Definitive Proxy Statement on Schedule 14A filed on April 21, 2009

<u>Compensation Discussion and Analysis</u>

<u>General</u>

10.   We note that you have omitted disclosure of corporate and business unit targets used in determining each of your short term incentive awards, cash long term incentive awards

and performance share awards because you state that disclosure of these financial targets would place you at a competitive disadvantage relative to other real estate companies. Please provide us an analysis of why disclosure of this information would result in competitive harm. See our Compliance & Disclosure Interpretation Question 118.04 available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In the alternative, please disclose the targets for each of your compensation awards in future filings and supplementally tell us what the revised disclosure would look like.

Oversight of the Executive Compensation Program

Annual Incentive, page 19

11.   We note your disclosure that Messrs Miller, A. Ratner and B. Ratner are unable to participate in the short-term and long-term incentive plans and are, instead, eligible to receive a discretionary bonus. In future filings, to the extent that such awards are granted, please revise your disclosure to include a more in-depth explanation regarding the use of such discretion. Supplementally tell us what the revised disclosure would look like.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron at (202) 551-3439 or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or Sonia Barros at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief